IHS Inc.
15 Inverness Way East
Englewood, CO 80112
Tel (303) 790-0600

March 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended February 28, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended February 28, 2015, which was filed with the U.S. Securities and Exchange Commission on March 24, 2015.

Sincerely,

IHS Inc.

By:	/s/ Stephen Green
Stephen Green
Executive Vice President, Legal and Corporate Secretary